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SEC
Mail Processing
Section
MAR 02 2021
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67545

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clear Capital Securities LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14320 Ventura Blvd, #102
(No. and Street)

Sherman Oaks	**California**	**94123**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Pompan **310- 405-5789**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ajsh & Co LLP
(Name – if individual, state last, first, middle name)

C-7/227, Sector 7, Rohini	**New Delhi**	**India**	**110085**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Bruce Pompan**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clear Capital Securities LP**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VP/CCO

Title

Notary Public

JAMES BLANCHARD
Notary Public - California
Los Angeles County
Commission # 2211191
My Comm. Expires Sep 20, 2021

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEAR CAPITAL SECURITIES LP

TABLE OF CONTENTS

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Clear Capital Securities, LP

Opinion on the Financial statements

We have audited the accompanying statement of financial condition of Clear Capital Securities, LP (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
February 26, 2021

Clear Capital Securities LP

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	27,150
Prepaid expense		205
Total Assets	$	27,355
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	5,950
Total Liabilities		5,950
Member's Equity		21,405
Total Liabilities and Member's Equity	$	27,355

See accompanying notes.

Clear Capital Securities LP

Statement of Operations

From May 27, 2020 to December 31, 2020

Revenue		
Investment banking fees	$	0
Total Revenue		0
Expenses		
Professional fees		14,800
Regulatory fees		1,648
Other expenses		3,600
Total Expenses		20,048
Net Loss	$	(20,048)

See accompanying notes.

Clear Capital Securities LP

Statement of Changes in Member's Equity

From May 27, 2020 to December 31, 2020

January 1, 2020	$	41,453
Distributions		-
Net income		(20,048)
December 31, 2020	$	21,405

See accompanying notes.

Clear Capital Securities LP

Statement of Cash Flows

From May 27, 2020 to December 31, 2020

Cash Flows from Operating Activities		
Net loss	$	(20,048)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses		88
Increase (decrease) in:		
Accounts payable and accrued expenses		(2,678)
Net Cash Provided by Operating Activities		(22,638)
Cash Flows from Financing Activities		
Distributions		-
Net Cash Used in Financing Activities		-
Net Decrease in Cash and Cash Equivalents		(22,638)
Cash and cash equivalents at beginning of year		49,788
Cash and Cash Equivalents at End of Year	$	27,150

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

Clear Capital Securities LP (the "Company") was formed as a California Limited Partnership on July 11, 2019, and its principal place of business is located in Sherman Oaks, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and obtained its Financial Industry Regulatory Authority ("FINRA") license in May, 2020. The Company is regulated by FINRA. The members of the Company are Clear Capital Holdings LP and Clear Capital Advisors, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the Company will continue in existence until dissolved by its members.

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3.

On December 31, 2020 the Company filed a Continuing Business Application (CMA) with FINRA to change the ownership of the Company by selling 100% of the Company's interest to new partners. Once the sale is complete, the Company will continue the securities business under a new name. The sale is dependent and conditioned upon approval by FINRA of the CMA.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2020 the company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a California limited liability partnership and is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Company

passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal taxes is included in the financial statements.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the Company rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The Company will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2020.

Accounts Receivable

Effective January 1, 2020, we adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. We record accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and we do not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. We adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. We write off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The adoption of the standard did not have a material impact on the Company's Financial Statements.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited partnership company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 4 – RELATED PARTY TRANSACTIONS

Clear Capital Holdings LP, member, provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. At December 31, 2020, $800 is owed to the member for the overhead expenses.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 8 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. At December 31, 2020, the Company had regulatory net capital of $21,200 which was $16,200 above the minimum requirement of $5,000.

NOTE 6 – ASU 2014-09 REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective approach. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

ASU 2014-09 does not have any material impact on the Company's financial condition or results of operations.

NOTE 7 – RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations.

There were no new recent accounting pronouncements during the year ended December 31, 2020 that we believe would have a material impact on our financial position or results of operations.

NOTE 9– SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2021, the date the accompanying financial statements were issued.

SUPPLEMENTARY INFORMATION

Clear Capital Securities LP
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020

Net Capital		
Total member's equity	$	21,405
Less: Non-allowable assets		
Prepaid expenses		205
Total non-allowable assets		205
Net capital before haircuts		21,200
Less: haircuts		0
Net Capital	$	21,200
Net minimum capital requirement of 12.5% of aggregate indebtedness of $5,950 or $5,000, whichever is greater		5,000
Excess Net Capital	$	16,200

Reconciliation with Company's Net Capital Computation (Included in Part II of Amended Form X-17A5 as of December 31, 2020)

There were no material differences noted in the Company's net capital computation at December 31, 2020

See accompanying notes.

CLEAR CAPITAL SECURITIES LP

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the year ended December 31, 2020, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See accompanying notes to the financial statements

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Clear Capital Securities, LP

We have reviewed management's statements, included in the accompanying Clear Capital Securities, LP's Exemption Report, in which (1) Clear Capital Securities, LP identified the following provisions of 17 C.F.R. under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff; and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
February 26, 2021

CLEAR CAPITAL ADVISORS

Clear Capital Securities LP

SEA 15c3-3 EXEMPTION REPORT

29 January, 2021

I, Bruce Pompan, CEO and CCO of Clear Capital Securities LP (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for investment advisory and private placements and it does not hold customer funds or securities.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2020 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Bruce Pompan
CEO/CCO